Exhibit 99.3
S H L TELEMEDICINE LTD.
(the “Company”)
ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
WRITTEN BALLOT
Company:
Name of Company:	SHL Telemedicine Ltd.
Address:	90 Yigal Alon Street, Ashdar Building, Tel-Aviv, Israel
Company Registration No.:	511149874
Meeting Date and Time:	February 8, 2024 at 17:00 Israel Time
Type of Meeting:	Annual General Meeting
Record Date:	January 4, 2024
Shareholder:
Name:
Israeli ID Number:
For a non-Israeli shareholder:
(a) Passport Number:
(b) Issued in (indicate country):
(c) Valid until (add date):
For a shareholder who is an entity:
(a) Entity Registration No.:
(b) State of registration:
Number of Shares:

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